DENVER BOULDER COLORADO SPRINGS LONDON LOS ANGELES MUNICH SALT LAKE CITY SAN FRANCISCO

January 24, 2007

Via EDGAR and Overnight Courier

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549-3720

Re:  National CineMedia, Inc.

         Amendment No. 3 to Registration Statement on Form S-1

         Filed January 11, 2007

         File No. 333-137976

Dear Mr. Spirgel:

On behalf of National CineMedia, Inc., a Delaware corporation (the “Company”), we are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 to the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”).

The Registration Statement has been revised in response to the comments received from the staff of the Commission (the “Staff”) in its letter to Mr. Ralph E. Hardy dated January 22, 2007 (the “Jan. 22 Comment Letter”). To facilitate your review, we are sending to the attention of William Bennett six copies of Amendment No. 4, three of which have been marked to show changes from Amendment No. 3 to the Registration Statement filed on January 11, 2007. All references to page numbers in the responses below refer to page numbers in the prospectus as revised in Amendment No. 4.

The responses and supplemental information provided herein in response to the Jan. 22 Comment Letter are based upon information provided by representatives of the Company and the Company’s advisors. We have not independently verified the accuracy and completeness of such information.

1700 Lincoln Street, Suite 4100 Denver, Colorado 80203-4541 tel 303.861.7000 fax 303.866.0200

Mr. Larry Spirgel

January 24, 2007

Responses to the Jan. 22 Comment Letter

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Jan. 22 Comment Letter.

Prospectus Cover Page

1.	You list 13 underwriters on your prospectus cover page. Please disclose only the lead or managing underwriters on the cover page, as required by Item 501(b)(8)(i) of Regulation S-K.

The Company respectfully advises the Staff that each of the underwriters on the outside front and back cover pages of the prospectus is a “managing underwriter” in the offering and the names of each have been included on the front and back cover pages in accordance with Item 501(b)(8)(i) of Regulation S-K.

Prospectus Summary

2.	In your list on page six of the ways in which the founding members will benefit from the reorganization and offering, please revise the bulleted point that discusses the periodic cash payments relating to any cash tax savings so that you also mention the dollar amount and time period stated in the risk factor on page 27.

The Company has revised the referenced bulleted point on page 6 to disclose the time period and potential total dollar amount of the periodic cash payments relating to tax savings.

Dilution, page 33

3.	Please tell us how you determined that the deferred tax assets should be considered tangible assets using the guidance in Rule 506 of Regulation S-K.

Mr. Larry Spirgel

January 24, 2007

The Company has revised the dilution calculation on page 34 to exclude the deferred tax asset from tangible net assets.

Summary Historical and Pro Forma Financial And Operating Data, pages 11-14 and Unaudited Pro Forma Financial Information, pages 35-44

4.	Refer to page 27. Please disclose the financial statement impact of your plan to grant options to employees and non-employee directors.

The Company has revised the disclosure on pages 27 and 28 to disclose the financial statement impact of its plan to grant options to employees and non-employee directors.

5.	Refer to Note 8 on page 44. We note that you state that at the time that a circumstance arises under which founding members become entitled to approve specific actions of NCM LLC, your consolidation policy would be re-evaluated at that time. Please tell us the basis for this conclusion, specifically, why the rights of the founding members would not preclude consolidation due to the existence of the approval rights.

The Company has revised Note 8 on page 46 to clarify that, in the event that the founding member approval rights become effective, the Company would no longer be able to consolidate NCM LLC.

6.	Refer to note 8 on page 44. We note that you have determined that NCM, Inc. controls the operations of NCM LLC subsequent to the recapitalization and that you are therefore consolidating NCM LLC into the financial statements of NCM Inc. in future periods. In light of this change in control of the NCM LLC operations and addressing the relevant accounting literature, tell us in detail how you determined that you should not record an intangible asset a fair value in your financial statements as a result of the modification of the exhibition agreements.

In response to an earlier comment, the Company stated that the accounting for the modification of the exhibitor services agreement as presented in the pro forma financial statements was based on guidance in the

Mr. Larry Spirgel

January 24, 2007

SEC Staff Training Manual — Division of Corporation Finance: Accounting Disclosure Rules and Practices, which in Topic 7, Related Party Matters, Section III(A) states, “In most circumstances, transfers of non-monetary assets for stock or other consideration of the registrant prior to an initial public offering are recorded at predecessor cost as determined in accordance with GAAP. Where the registrant gives monetary consideration for property conveyed by promoters, the excess over predecessor costs is treated as a reduction of equity (i.e., a special distribution).”

The Company understands the underlying rationale for this guidance to be that a registrant shouldn’t be allowed to create assets in transactions with founders, when the founders had no recorded asset in the first place. The Company does, however, acknowledge the footnote to the above guidance, which states, “The guidance in SAB 5G is not intended to modify the requirements of APB Opinion No. 16. The combination of two or more businesses should be accounted for in accordance with APB Opinion No. 16 and its interpretations and SAB 2A.”

As the Staff is aware, the transactions contemplated include the coincident acquisition of an equity interest in NCM LLC by NCM Inc. and the payment by NCM LLC to its founding members for the modified exhibitor services agreement. The Company notes that if NCM LLC were the registrant, the payment to the founding members for the modified exhibitor services agreement would clearly fall within the guidance above and that the footnote referencing business combination accounting would not be relevant. Thus, solely because of the separate existence of NCM Inc. (which was formed solely for the transaction contemplated by the registration statement) does the application of business combination accounting come into consideration; if it were followed, it would result in a different outcome as compared to the outcome if NCM LLC were the registrant.

It seems illogical to the Company that in one scenario, an intangible asset would be created in a transaction with a founding member (and equity maintained), while in the other scenario, the asset would not be created (and equity would be reduced by the recording of a special distribution). The former appears to the Company to be a case of form over substance. Although, in the Company’s case, NCM Inc. was not created for accounting structuring reasons, the Company notes that recording an asset in the case of a newly created entity, and not in the case of a “direct” transaction, would allow a registrant to achieve one accounting outcome over another, through the use of a structuring approach that may not have substance.

Mr. Larry Spirgel

January 24, 2007

The Company believes that the accounting it has presented in the pro forma balance sheet, which presents the payment of the modification of the exhibitor services agreements as a special distribution, reflects the intended outcome as stated in the SEC Staff Training Manual, is consistent with long-standing accounting practice and avoids any precedent of creating different accounting outcomes through the use of structuring devices. The Company does acknowledge that an asset is created for tax purposes; however, the Company does not believe that this is a definite factor in determination of the accounting treatment for recording an intangible asset and notes that there are numerous other cases where accounting and tax treatments are not the same.

7.	Refer to note 9 on page 44. Tell us in detail of the methodology followed to calculate the discounted value of the liability.

The deferred tax asset is made up of two components. Based on the nature of the transactions giving rise to the deferred tax assets, one will be amortized over 15 years and the other over 30 years. When discounting the corresponding liability, both components were discounted to their present value using their respective terms and a discount rate of 9%, a rate the Company believes is commensurate with the risk as it is more than what the Company expects to incur on the proposed long-term debt but less than the implied return on equity.

8.	Refer to the pro forma Balance Sheet on page 42. It appears that it is not appropriate to use the line item “minority interest” to describe the distribution to Founding Members. Please revise or advise.

The Company has revised the Capitalization table on page 33 and the pro forma Balance Sheet on page 44 to delete the “Minority Interest” line item. Balances previously within the “Minority Interest” line item are now presented in the Distribution in excess of Paid-in-Capital line item.

9.	It appears that you should revise the pro forma statements of operations presentation to follow the guidance in Rule 5-03(b)(12) of Regulation S-X, that is, the minority interest should be presented net of tax after income (loss) before income taxes. Please revise or advise.

Mr. Larry Spirgel

January 24, 2007

The Company has revised the pro forma statements of operations presentation on pages 39 to 41 to present minority interest net of tax after income (loss) before income taxes.

10.	Please expand the disclosure on page 36 to detail the terms of the preferred membership units and the reasons for structuring the recapitalization transaction to include the preferred membership units.

The Company has revised the disclosure on page 141 to detail the terms of the preferred membership units and the disclosure on page 37 to disclose the reasons for structuring the recapitalization transaction to include the preferred membership units.

If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245, Mashenka Lundberg at (303) 866-0616, or Jennifer D’Alessandro at (303) 866-0635.

Sincerely,

/s/ Holme Roberts & Owen LLP

Holme Roberts & Owen LLP

cc:	William Bennett
Cheryl Grant
Claire DeLabar
Carlos Pacho
Ralph E. Hardy
Mark Wehrle
Casey T. Fleck
Nicholas P. Saggese